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RECEIVED

2007 MAY -1 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07023052

FILE NO. 082-03311

April 20, 2007

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Shiseido Company, Limited to Establish Wholly Owned Subsidiary Shiseido (RUS), LLC. in Russia (dated April 19, 2007) (English translation)

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

(Translation)

April 19, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)

Shiseido Company, Limited to Establish Wholly Owned Subsidiary Shiseido (RUS), LLC. in Russia

In positioning its overseas business as a strategic growth area, Shiseido Company, Limited (the "Shiseido") is aggressively promoting business expansion, and as a result, estimated sales of overseas business have exceeded 30% in the fiscal period ended March 2007. The cultivation of promising new markets is a key issue in maintaining the growth of international businesses; accordingly, Shiseido will establish a subsidiary in the Russian Federation where the cosmetics market holds ever-increasing potential due to economic growth in recent years.

Subsequent to Shiseido's initial entry into the Russian market via a distributor in 1999, Russian subsidiary Shiseido (RUS), LLC. will be established at this time as a wholly owned subsidiary in May 2007, with sales scheduled to begin from January 2008.

Background of Establishment:

Among the emerging economies of Brazil, Russia, India and China (BRICs), which are said to have huge potential within the global economy, Russia is recognized as a promising market after China. As a result of continuous and stable economic growth in recent years, the affluent class is assuming greater prominence particularly in urban centers where businesses are concentrated, accompanied by rapid expansion of the prestige cosmetics market.

Shiseido has been realizing steady growth since making inroads into the Russian market via a distributor in 1999. As the next step, Shiseido will directly invest in

establishing a subsidiary with the aim of developing finely tuned, specialized marketing, and in turn further enhance its presence in Russia's rapidly expanding prestige cosmetics market.

Future Business Development:

Marketing will be developed for the prestige cosmetics market mainly targeting the affluent class emerging in major metropolitan areas.

Products within globally developed prestige lines, including *SHISEIDO The Skincare* and *SHISEIDO Benefiance*, will be sold. Beauty techniques to be able to realize beautiful skin for Russian customers will be proposed via counseling sales — the strength of the *SHISEIDO* brand — and in turn will contribute to building strong brand value.

As a means of heightening Shiseido's presence, stores handling these products will be carefully selected from among leading affiliated cosmetics specialty stores. Market development efforts will focus on the two major cities of Moscow and Saint Petersburg, which account for the majority of cosmetic sales in Russia.

Overview of New Company:

Company name:	Shiseido (RUS), LLC.
Representative:	Akito Ono, General Director
Date of establishment:	May 15, 2007 (planned)
Location:	Bldg. 2, 82 Sadovnicheskaya St., 115035 Moscow, Russian Federation
Capital:	RUB106.2 million
Main scope of business:	Import and sales of cosmetic products

- END -

END